DAVIS
LEGAL ADVISORS *since* 1892

&company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

March 8, 2007

file number: 50237-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Gtech International Resources - Exemption No. 82-3779**

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States-Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY LLP

Per:

[signature]

Donna L. Ornstein
Paralegal

DLO/js

Encls.

I:\Securities\ReidCo\Public\50237\USSEC\2007\March SEC Ltr.doc

Exemption No. 82-3779

March 8, 2007

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

LIST

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

Document Name or Information		Documents Filed
(a)	Incorporation Documents	
	(i) Yukon	Not Applicable
(b)	Extra-provincial Registration	
	(i) BC	Not Applicable
(c)	Annual Reports	
	(i) Yukon	Not Applicable
	(ii) BC	Not Applicable
(d)	Notices Filed with Registrar of Companies	
	(i) Yukon	Not Applicable
	(ii) BC	Not Applicable
(e)	Annual Audited Financial Statements	
	(i) Yukon	Not Applicable
	(ii) BC	Not Applicable
(f)	Quarterly Interim Financial Statements	
	(i) Yukon	Not Applicable
	(ii) BC	Not Applicable

Document Name or Information	Documents Filed
(g) Special Resolution	
(i) Yukon	Not Applicable
(ii) BC	Not Applicable

2.   Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

Document Name or Information	Documents Filed
(a) Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b) Annual Information Form (not mandatory)	Not Applicable
(c) Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements for the 9 months ended January 31, 2007 and MD&A and Certificates of CEO and CFO
(d) News Releases	Not Applicable
(e) Form 51-102F3, Material Change Report	Not Applicable
(f) Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g) Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h) Report of Exempt Distribution	Not Applicable
(i) Notice of Change in Year End by more than 14 Days	Not Applicable
(j) Notice of Change in Corporate Structure	Not Applicable
(k) Notice of Change of Auditors	Not Applicable

Document Name or Information	Documents Filed
(l) Business Acquisition Report under NI 51-102	Not Applicable

(m) Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed — Not Applicable

(n) Notice of Change of Status Report — Not Applicable

(o) Filing of documents Affecting the Rights of Securityholders including: — Not Applicable

   (i) charter documents

   (ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company

   (iii) any securityholder rights plans or similar plans

   (iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally

   (v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.

Document Name or Information	Documents Filed
(b) Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c) Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d) Prospectus	Not Applicable
(e) Amendment to Prospectus	Not Applicable
(f) Issuer Bid Circular	Not Applicable
(g) Notice of Change or Variation to Issuer Bid Circular	Not Applicable

GTECH INTERNATIONAL RESOURCES LIMITED

INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD ENDED
JANUARY 31, 2007

THESE UNAUDITED INTERIM FINANCIAL STATEMENTS
HAVE NOT BEEN REVIEWED BY THE COMPANY'S AUDITORS

GTECH INTERNATIONAL RESOURCES LIMITED

BALANCE SHEETS
(UNAUDITED)

	January 31, 2007 $	April 30, 2006 $
Assets		
Current Assets		
Cash	469,024	490,784
Total Current Assets	469,024	490,784
Total Assets	469,024	490,784
Liabilities and Shareholders' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	326	5,234
Total Liabilities	326	5,234
Shareholders' Equity		
Authorised capital – unlimited number of common shares without par value		
Issued capital – 5,168,167 shares	4,852,410	4,852,410
Contributed surplus	40,500	16,200
Deficit	(4,424,212)	(4,383,060)
Total Shareholders' Equity	468,698	485,550
Total Liabilities and Shareholders' Equity	469,024	490,784

Original approved by the Directors

"Mervyn Jacobson"

"Thomas G. Howitt"

DR. MERVYN JACOBSON
Chairman, Director and CEO

THOMAS G. HOWITT
President, Director, Secretary and CFO

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)

	Three-month period ended January 31,		Nine-month period ended January 31,	
	2007 $	2006 $	2007 $	2006 $
Revenue				
Interest received	2,978	2,521	9,011	7,577
Total revenue	2,978	2,521	9,011	7,577
Expenses				
Accounting and audit fees	-	-	(230)	3,386
Bank charges	89	65	264	309
General expenses	-	100	-	100
Internet expenses	582	-	582	-
Legal fees	-	4,613	9,198	18,074
Option valuation fees	-	-	1,651	-
Printing expenses	-	-	540	802
SEDAR filing fees	-	-	2,582	-
Share registry fees	820	3,497	4,985	5,006
Stock based compensation expense	8,100	-	24,300	-
Stock exchange listing fees	1,325	1,338	3,987	2,374
Travel and accommodation	2,304	927	2,304	927
Total expenses	13,220	10,540	50,163	30,978
Net loss for the period	(10,242)	(8,019)	(41,152)	(23,401)
Deficit at the beginning of the period	(4,413,970)	(4,353,762)	(4,383,060)	(4,338,380)
Deficit at the end of the period	(4,424,212)	(4,361,781)	(4,424,212)	(4,361,781)
Loss per share (cents per share)	(0.20)	(0.16)	(0.80)	(0.45)

3

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three-month period ended January 31,		Nine-month period ended January 31,	
	2007 $	2006 $	2007 $	2006 $
Cash provided by/(used in) operating activities				
Net loss	(10,242)	(8,019)	(41,152)	(23,401)
Items not affecting cash				
Stock based compensation expense	8,100	-	24,300	-
Changes in non-cash working capital				
Accounts payable/accrued liabilities	(7,428)	(26,911)	(4,908)	(4,456)
	(9,570)	(34,930)	(21,760)	(27,857)
Investing activities				
None	-	-	-	-
Financing activities				
None	-	-	-	-
Net increase/(decrease) in cash held	(9,570)	(34,930)	(21,760)	(27,857)
Cash at the beginning of period	478,594	525,559	490,784	518,486
Cash at the end of period	469,024	490,629	469,024	490,629

4

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JANUARY 31, 2007
(UNAUDITED)

1. **Nature and continuance of operations**

   The Company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

   Previously, the Company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently investigating opportunities in the field of biotechnology.

2. **Significant accounting policies**

   (a) **Mineral properties and deferred costs**

   The Company has written-off all of its mineral property interests and retains a residual royalty entitlement in respect of its Aurex exploration property.

   (b) **Fair value of financial instruments**

   The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximate their fair value due to their short-term nature.

   (c) **Stock option plan**

   Options are granted periodically by the Directors under the Company's stock option plan. The Company has elected to apply the fair value method of accounting for stock options on a prospective basis and, accordingly, the fair value of stock options granted is calculated using a Black-Scholes option-pricing model and included as a stock based compensation expense.

   (d) **Income taxes**

   Effective from January 1, 2000, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes, whereby income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets. The implementation of the new recommendations, which were applied retroactively, has had no effect on these consolidated financial statements.

   (e) **Use of estimates**

   The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

3. Exploration agreements

CANADA; YUKON TERRITORY

Aurex Property - Mayo Mining District

The Company previously had a 100% interest in this property, which consisted of 155 mineral claims. On August 16, 2001, the Company agreed with Yukon Zinc Corp. ("Yukon Zinc") to accept $84,000, to be paid by the issue of 600,000 common shares in Yukon Zinc, as final settlement for the sale of the property. The property was subsequently sold to Stratagold Corporation. Gtech International Resources Limited retains a 1.5% royalty on the project which Stratagold Corporation may purchase from the Company for $1,000,000.

Revenue Creek Area - Whitehorse Mining District

The Company previously owned 69 mineral claims which it sold to ATAC Resources Limited ("ATAC"), a Canadian public company, on January 16, 2002. The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

4. Related party transactions

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on both the Australian Securities Exchange (code: GTG) and NASDAQ Global Market (ticker: GENE). As at January 31, 2007, GTG owned 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares.

With the exception of the reimbursement of minor expenses paid on behalf of the Company by GTG, there were no transactions between the Company and Genetic Technologies Limited during the quarter under review.

5. Share capital

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount $
Balances as at April 30, 2006	5,168,167	4,852,410
Movements during the period	-	-
Balances as at January 31, 2007	5,168,167	4,852,410

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS (cont.)
FOR THE PERIOD ENDED JANUARY 31, 2007
(UNAUDITED)

5. Share capital (cont.)

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
200,000	$0.45	August 26, 2010

During the year ended April 30, 2006, the Company granted stock options to Directors to acquire up to an aggregate of 200,000 common shares at an exercise prices of $0.45 per share with a fair value of $48,600, of which $16,200 was recognised as an expense during that year. A further expense amounting to $24,300 has been recorded as an expense in these financial statements. The remaining expense as at January 31, 2007 of $8,100 will be recorded as the options vest in the hands of the recipients.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.54%, an expected life of 5 years, an expected volatility of 60%, and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is Management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

Summary of warrants outstanding

As at January 31, 2007, there were no warrants outstanding.

6. Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

7. Subsequent events

There were no significant events which occurred subsequent to the end of the period under review.

8. Segmented information

As at January 31, 2007, all of the Company's assets, amounting to $469,024, were located in Canada. The only revenue earned by the Company during the three-month period ended January 31, 2007 was interest received of $2,978 (2006: $2,521), which was earned in Canada.

GTECH INTERNATIONAL RESOURCES LIMITED

(the "Company")


Management Discussion and Analysis

(Form 51-102F1)

For the nine-month period ended January 31, 2007

The following Management Discussion and Analysis ("MD&A") of the results and financial position of the Company for the nine-month period ended January 31, 2007 should be read in conjunction with the information provided in the Company's Financial Statements for the period ended January 31, 2007 and the material contained herein.

Unless otherwise noted, all currency amounts contained in this MD&A and in the Financial Statements are stated in Canadian dollars. The information presented in the Financial Statements is prepared in accordance with Canadian generally accepted auditing standards.

DATE

This MD&A is dated March 2, 2007.

OVERALL PERFORMANCE

Description of Business

The Company realised all of its listed securities during the financial year ended April 30, 2004 and now holds the vast majority of its assets in the form of cash deposits ($469,024 as at January 31, 2007). No securities of the Company were issued during the nine-month period ended January 31, 2007. The Company is a reporting issuer in British Columbia, Alberta and the Yukon Territory and trades on the NEX board of the TSX Venture Exchange under the symbol GCH.H:NEX.

The Company has previously announced its decision to focus its activities on identifying biotechnology opportunities for the Company to acquire. The Directors anticipate that, once they have identified a suitable biotechnology project, they may convene a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that, once a suitable biotechnology project has been identified and approved by shareholders, further placements will be made to raise additional funds for the project. The Board has not identified any specific factors that would impact the Company's ability to acquire a project.

As at the date of this MD&A, the Company is pursuing several opportunities which may, subject to receiving any necessary Shareholder approval, result in a potential biotechnology project being acquired by the Company.

The Company incurred total expenses of $50,163 during the nine-month period ended January 31, 2007, including stock based compensation expense of $24,300. As at January 31, 2007, the Company had working capital of $468,698, and believes that it has sufficient funds to pay its ongoing expenses.

Previously, the Company was a junior resource company engaged in the acquisition and exploration of mineral properties in British Columbia and the Yukon Territory. The Company still retains a 1.5% net smelter royalty on the Aurex Property which Stratagold Corporation may purchase at any time for $1,000,000. The Company also owned 69 mineral claims, which it sold on January 16, 2002 to ATAC Resources Limited ("ATAC"). The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. These shares were then subsequently sold by the Company during the fiscal year ended April 30, 2004. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

Results from operations

The Company reported a net loss for the nine-month period ended January 31, 2007 of $41,152, compared to a net loss of $23,401 for the nine-month period ended January 31, 2006. Total expenses for the nine-month period ended January 31, 2007 were $50,163, compared to the nine-month period ended January 31, 2006 of $30,978. Total costs incurred during the period under review in relation to identifying biotechnology opportunities for the Company, as stated in the Description of Business section of this Report, were $Nil. Until such time as an appropriate business opportunity is identified, the Company's results from operations are unlikely to change significantly.

Revenue for the nine-month period ended January 31, 2007 consisted of interest received of $9,011, as compared to the previous corresponding period of $7,577.

During the nine-month period ended January 31, 2007, $12,710 (October 31, 2006: $11,977) was spent on general and administration expenses.

Accounting policies

Accounting Policies are listed in Note 2 of the Financial Statements of the Company as at January 31, 2007. There were no changes in accounting policies during the period under review.

SUMMARY OF QUARTERLY RESULTS

The following is a comparison of revenue and earnings for the previous 8 quarters ending with January 31, 2007. Financial information is prepared according to Canadian GAAP and is reported in Canadian dollars.

Quarter ended	Total revenues $	Net profit/(loss)[1] $	Net profit/(loss) per share $
January 31, 2007	2,978	(10,242)	(0.002)
October 31, 2006	3,034	(18,597)	(0.004)
July 31, 2006	2,999	(12,313)	(0.002)
April 30, 2006	2,392	(21,279)	(0.004)
January 31, 2006	2,521	(8,019)	(0.002)
October 31, 2005	2,535	(15,213)	(0.003)
July 31, 2005	2,521	(169)	(0.000)
April 30, 2005	2,434	(14,550)	(0.002)

Note 1: Profit/(loss) before discontinued operations and extraordinary items is the same as net profit/(loss) as there are no discontinued operations or extraordinary items in 2005 and 2006. Fully diluted earnings/(loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

LIQUIDITY

As at January 31, 2007, the Company had cash on hand of $469,024 (April 30, 2006: $490,784), which is sufficient to meet its obligations as they become due. These funds will be applied towards the investigation of biotechnology opportunities and general working capital. The Company's parent, Genetic Technologies Limited ("GTG"), has indicated its willingness to subscribe for additional shares in the capital of the Company should the need for additional capital be required.

TRANSACTIONS WITH RELATED PARTIES

With the exception of the reimbursement of minor expenses paid on behalf of the Company by GTG, there were no transactions with any related parties during the nine-month period ended January 31, 2007.

DIRECTORS AND OFFICERS

Dr. Mervyn Jacobson	Chairman, Director and CEO
Thomas G. Howitt	President, Director, Secretary and CFO
Fred Bart	Director
Elizabeth Sy	Director

The Company is dependent on a small number of key Directors and Officers. Loss of any of those persons could have an adverse affect on the Company. The Company does not maintain "key-man" insurance with respect to any of its management.

OTHER INFORMATION

No external investor relations activities were carried out during the period under review. The Company maintains a web site at http://www.gtechinternational.com, which gives shareholders the opportunity to review quarterly reports, news releases, corporate profiles, project details and other information. Other information relating to the Company may be found on SEDAR at www.sedar.com.

OUTSTANDING SHARE DATA AS AT DATE OF THE REPORT

Authorized

Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount
Balance as at January 31, 2007	5,168,167	$4,852,410
Balance as at April 30, 2006	5,168,167	$4,852,410

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
200,000	$0.45	August 26, 2010

FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in forward-looking statements.

BY ORDER OF THE BOARD

"Mervyn Jacobson"   *"Thomas G. Howitt"*

DR. MERVYN JACOBSON   THOMAS G. HOWITT
Chairman, Director and CEO   *President, Director, Secretary and CFO*

Form 52-109F2 *Certification of Interim Filings*

I, Dr. Mervyn Jacobson, Director, Chairman and CEO, of Gtech International Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resources Limited (the issuer) for the period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 5, 2007

"Dr. Mervyn Jacobson"
Director, Chairman and CEO,
Gtech International Resources Limited

Form 52-109F2 *Certification of Interim Filings*

I, Thomas G. Howitt, Director, President, Secretary and CFO, of Gtech International Resources Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Gtech International Resources Limited (the issuer) for the period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 5, 2007

"Thomas G. Howitt"
Director, President, Secretary and CFO,
Gtech International Resources Limited

END